UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2008	Commission File Number: 001-33086

LUNDIN MINING CORPORATION
(Name of Registrant)

Suite 1500
150 King Street West, PO Box 38
Toronto, ON M5H 1J9
Canada V6C 3E8
(416) 342 5560
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNDIN MINING CORPORATION

Date: November 26, 2008	By:	/s/ Kevin Hisko
		Name:	Kevin Hisko
		Title:	Corporate Secretary

EXHIBITS
Exhibit	Description of Exhibit

99.1	HudBay Minerals Inc. and Lundin Mining Corporation: Arrangement Agreement
99.2	Letter Re: Subordinated Loan
99.3	Subscription Agreement Between: HudBay Minerals Inc. and Lundin Mining Corporation
99.4	Voting Agreement Between: 1875 Finance SA and HudBay Minerals Inc.
99.5	Voting Agreement Between: Dale C. Peniuk and HudBay Minerals Inc.
99.6	Voting Agreement Between: David F. Mullen and HudBay Minerals Inc.
99.7	Voting Agreement Between: Anthony O'Reilly and HudBay Minerals Inc.
99.8	Voting Agreement Between: Brian D. Edgar and HudBay Minerals Inc.
99.9	Voting Agreement Between: Lukas H. Lundin and HudBay Minerals Inc.
99.10	Voting Agreement Between: Phillip Wright and HudBay Minerals Inc.
99.11	Voting Agreement Between: William A. Rand and HudBay Minerals Inc.
99.12	Voting Agreement Between: Abalone Capital Ltd. and HudBay Minerals Inc.
99.13	Voting Agreement Between: Zebra Holdings and Investments Ltd. and HudBay Minerals Inc.
99.14	Voting Agreement Between: Ellegrove Capital Ltd. and HudBay Minerals Inc.
99.15	Voting Agreement Between: Lorito Holdings Ltd. and HudBay Minerals Inc.